UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2016
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 26, 2017

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Investments
Investments, at fair value (Note 3)	$9,659,731	$6,444,031
Investments, at contract value (Note 4)	5,565,238	6,964,383
Total investments	15,224,969	13,408,414

Receivables
Notes receivable from participants	667,357	588,940
Participant contributions	46,679	33,464
Employer contributions	14,717	11,044
Due from broker for securities sold	9,409	—
Accrued interest and dividends	1,019	1,115
Total receivables	739,181	634,563
Total assets	15,964,150	14,042,977

Liabilities
Accrued expenses	—	27,000

Net Assets Available for Benefits	$15,964,150	$14,015,977

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$1,187,566
Interest and dividends	557,899
Total investment gain	1,745,465

Interest on notes receivable from participants	27,783

Contributions:
Participant contributions	1,008,038
Employer contributions	874,926
Total contributions	1,882,964

Total additions to net assets	3,656,212

Deductions from Net Assets
Distributions to participants	(1,635,339)
Administrative expenses	(20,096)
Other income	27,000
Total deductions from net assets	(1,628,435)

Net increase before transfers of assets from this plan	2,027,777

Net transfers of assets from this plan (Note 1)	(79,604)

Net assets available for benefits:
Beginning of year	14,015,977
End of year	$15,964,150

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

1.	Description of the Plan
The following brief description of the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible hourly-paid bargaining unit employees of the Fernandina plant of Rayonier Advanced Materials Inc. (the “Company” or “Sponsor”). Eligible employees may contribute to the Plan on the first day of the month following 120 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The Plan’s investments in Rayonier Advanced Materials Inc. common stock, Rayonier Inc. common shares, mutual funds, and common investment trusts are held in trust (the “Trust”) and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 16 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution equal to 50 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. The Company’s total annual matching contribution was limited to $1,150 per participant for the year ended December 31, 2016.
The Company closed enrollment in its defined benefit pension plans to new employees hired or rehired after April 2006. Effective May 2006, eligible employees hired or rehired after April 2006 receive an enhanced retirement contribution in addition to the standard matching contribution, in accordance with the collective bargaining agreement. For the year ended December 31, 2016, the enhanced retirement contribution was $1,500 annually for each eligible employee.
As a result of a new collective bargaining agreement covering Plan participants, beginning in 2015, the Company will make a non-elective annual contribution based on a combination of age and service for participants employed for at least one year as of the contribution date. The annual contribution will initially be invested based on participants’ investment selections. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon. Participants vest in the Company contributions, enhanced retirement contributions and annual contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. There were $5,286 in forfeitures for the year ended December 31, 2016. During 2016, forfeitures of $56,370 were utilized to reduce employer contributions and pay for administrative expenses. An insignificant amount of interest income

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

is earned on the funds held in this account. At December 31, 2016 and 2015 the balance in forfeited, non-vested accounts totaled $650 and $48,568, respectively, in the MassMutual Separate Account Guaranteed Interest Contract (“SAGIC”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer is included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into Rayonier Advanced Materials Inc. Common Stock Fund, most pooled separate investment accounts and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Fees charged by the individual funds and participant specific expenses deducted from the participant’s balance are reflected as a component of the net appreciation in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 26, 2017, the date the financial statements were issued. No subsequent events were identified that warranted disclosure.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common stock funds Valued using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Pooled separate investment accounts Valued using the daily closing price of the underlying pool of securities as published. Purchases and sales may occur daily within these accounts. As of December 31, 2016, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Mutual funds Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.
Collective trusts Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2016
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2016:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	$957,022	$—	$957,022
Pooled Separate Investment Accounts	—	1,650,585	—	1,650,585
Mutual Funds	218,072	—	—	218,072
Total assets in the fair value hierarchy	$218,072	$2,607,607	$—	2,825,679
Collective Trusts (a)				6,834,052
Investments at Fair Value				$9,659,731
a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2015:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$—	$647,894	$—	$647,894
Rayonier Advanced Materials Inc. Common Stock Fund	—	812,915	—	812,915
Pooled Separate Investment Accounts	—	4,983,222	—	4,983,222
Total assets in the fair value hierarchy	$—	$6,444,031	$—	6,444,031
Collective Trusts (a)				—
Investments at Fair Value				$6,444,031
a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

4.	Fully Benefit-Responsive Investment Contracts
The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with MassMutual is a separate account evergreen group annuity contract, or Separate Account Guaranteed Interest Contract. MassMutual maintains the contributions in a separate account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer, and in an instance of a shortfall in the separate account, claims would be against MassMutal’s General Investment Account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5.	Company Dividends
The Plan received cash dividends of $0.28 per share on Rayonier Advanced Materials Inc. stock owned, totaling $18,031, during the year ended December 31, 2016.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Plan held approximately 58,091 and 78,241 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.1 percent and 0.2 percent of the Company’s total shares outstanding, respectively.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees

Notes to Financial Statements

100 percent vested in their accounts.

8.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2014. The letter states the Volume Submitter Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2016 and 2015.

December 31, 2016
Net assets available for benefits per the financial statements	$15,964,150
Less: Contributions receivable	(61,396)
Interest receivable	(997)
Net assets available for benefits per Form 5500	$15,901,757

December 31, 2015
Net assets available for benefits per the financial statements	$14,015,977
Less: Contributions receivable	(44,508)
Plus: Accrued expenses	27,000
Net assets available for benefits per Form 5500	$13,998,469
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2016.

Year Ended
December 31, 2016
Increase in net assets available for benefits before transfers per the financial statements	$2,027,777
Change in receivables	(17,885)
Change in accrued expenses	(27,000)
Net income per Form 5500	$1,982,892

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2016

Plan Number 034
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual	Guaranteed Interest Account	$5,565,238
	Prudential	Prudential Day One 2025	1,095,621
	Prudential	Prudential Day One 2030	1,346,085
	Prudential	Prudential Day One 2020	1,657,219
*	MassMutual	American Funds Growth Fund of America	1,034,119
	Prudential	Prudential Day One 2040	684,693
	Prudential	Prudential Day One 2035	660,857
	Prudential	Prudential Day One 2015	610,663
	Prudential	Prudential Day One Income Fund	329,517
*	MassMutual	MM S&P 500 Index(Northrn Trst)	241,304
	Prudential	Prudential Day One 2050	211,259
	Prudential	Prudential Day One 2045	173,913
*	MassMutual	Northern Mid Cap Index Fund	123,866
	PIMCO Funds	PIMCO Income Fund	92,937
	Wells Fargo Funds	Wells Fargo Spec Sm Cap Val	83,646
*	MassMutual	Invesco Small Cap Discovery Fund	77,594
*	MassMutual	Select MetWest Total Return Bond Fund	54,879
*	MassMutual	American Funds EuroPacific Growth Fund	48,704
	Prudential	Prudential Day One 2055	47,811
	American Century Funds	American Century Mid Cp Val	41,489
*	MassMutual	MM MSCI EAFE International Index Fund	31,690
*	MassMutual	MFS Value Fund	25,710
	Prudential	Prudential Day One 2060	16,414
*	MassMutual	Oppenheimer Developing Markets Fund	4,611
*	MassMutual	Small Cap Index (Vanguard)	4,418
*	MassMutual	Discovery (Wells Fargo)	3,690
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock	957,022
*	Participant Loans	Participant Loans**	667,357
			$15,892,326

*	Denotes exempt party-in-interest transaction.
**	The loans bear fixed interest rates of 4.25 percent to 4.75 percent with maturities through April 21, 2026.
	Note: Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Fernandina Plant Savings Plan for Hourly Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 26, 2017

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith